UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

477177109

(CUSIP Number)

James S. Rowe

Mark A. Fennell, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 477177109	13D

1	NAME OF REPORTING PERSONS Sundara Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,040,040 shares of Common Stock (as defined below) issuable upon conversion of 33,667 shares of Series A Preferred Stock (as defined below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,040,040 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,040 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%(2)(3)

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Flexpoint Fund II, L.P. (“Flexpoint”), as described in Item 4 and footnote (3) below.
(2)

The calculation of the foregoing percentage is based on an aggregate of 19,564,810 shares of Common Stock outstanding, consisting of 15,524,770 shares of Common Stock outstanding as of October 18, 2018 plus an additional 4,040,040 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person.

(3)

As a result of the entry by Sundara (as defined below), of which Mr. Stone (as defined below) is the managing member, into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Flexpoint and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Flexpoint may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Flexpoint. Based on information provided to the Reporting Persons, Flexpoint beneficially owns 99,666 shares of Series A Preferred Stock, which are convertible into 11,959,920 shares of Common Stock.

Page 3 of 6 Pages

CUSIP No. 477177109	13D

1	NAME OF REPORTING PERSONS Laurence L. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,300
	8	SHARED VOTING POWER 4,889,896 shares of Common Stock, including 4,040,040 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock (2)
	9	SOLE DISPOSITIVE POWER 13,300
	10	SHARED DISPOSITIVE POWER 4,889,896 shares of Common Stock, including 4,040,040 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,903,196 shares of Common Stock, including 4,040,040 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (3)(4)
14	TYPE OF REPORTING PERSON* IN

(1)	Box A is checked with respect to the relationship of the Reporting Persons and Flexpoint, as described in Item 4 and footnote (4) below.

(2)

Includes (i) 4,040,040 shares of Common Stock issuable upon conversion of the Series A Preferred Stock owned by Sundara, of which Mr. Stone is the managing member, (ii) 125,000 shares of Common Stock owned by LHLJ, Inc., a Delaware corporation of which Mr. Stone is the sole stockholder, (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC, a Delaware limited liability company of which Mr. Stone is a managing member and owner of substantially all of the equity interests and (iv) 336,283 shares of Common Stock owned by The Stone Family Trust, an irrevocable trust for the benefit of Mr. Stone’s children, of which his wife serves as a trustee.

(3)

The calculation of the foregoing percentage is based on an aggregate of 19,564,810 shares of Common Stock outstanding, consisting of 15,524,770 shares of Common Stock outstanding as of October 18, 2018 plus an additional 4,040,040 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person.

(4)

As a result of the entry by Sundara, of which Mr. Stone is the managing member, into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Flexpoint and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Flexpoint may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Flexpoint. Based on information provided to the Reporting Persons, Flexpoint beneficially owns 99,666 shares of Series A Preferred Stock, which are convertible into 11,959,920 shares of Common Stock.

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) October 28, 2016, as amended by Amendment No. 1 filed with the Commission March 29, 2017 (the “Schedule 13D”) by the Reporting Persons. The Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of JetPay Corporation, a Delaware corporation (the “Issuer”), including shares of Common Stock issuable upon conversion of shares of Series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). This Amendment is being filed as a result of the Reporting Persons’ entry into the tender and support agreements described herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following disclosure at the end such item:

On October 19, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NCR Corporation (“Parent”) and Orwell Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Issuer by Parent in an all cash transaction, pursuant to a tender offer (the “Offer”), followed by a subsequent back-end merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, the Reporting Persons entered into the tender and support agreements described in Item 6 hereof. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) Sundara does not own any shares of Common Stock other than the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock purchased thereby, as described in Item 3 above. In addition to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned thereby, as of the date hereof, Mr. Stone beneficially owns 863,156 shares of Common Stock, including (i) 13,300 shares of Common Stock owned directly, (ii) 125,000 shares of Common Stock owned by LHLJ, (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC and (iv) 336,283 shares of Common Stock owned by The Stone Family Trust.

In addition, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the entry into the Purchase Agreement, the Reporting Persons may be deemed to be members of a “group” with Flexpoint and, as a result, to beneficially own the 99,667 shares of Series A Preferred Stock owned by Flexpoint immediately prior thereto and the Underlying Shares into which they may be converted. As described in Item 4 above and for the reasons stated therein, the Reporting Persons disclaim beneficial ownership of all such securities. On October 18, 2016, Sundara purchased 33,667 shares of Series A Preferred Stock, which shares are convertible into approximately 20.6% of the outstanding shares of Common Stock. Sundara has the power to vote or direct the vote and to dispose or direct the disposition of such shares. In addition, as the managing member of Sundara, Mr. Stone has the shared power to vote or direct the vote and to dispose or direct the disposition of such shares. Although the Reporting Persons disclaim beneficial ownership of the shares owned by Flexpoint, if such shares were aggregated with the 33,667 shares of Series A Preferred Stock beneficially owned by the Reporting Persons, the Reporting Persons would be deemed to beneficially own 133,333 shares of Series A Preferred Stock, convertible into 15,999,960 shares of Common Stock, constituting approximately 50.8% of the outstanding shares of Common Stock. If aggregated with the 863,156 shares of Common Stock beneficially owned by Mr. Stone, Mr. Stone would be deemed to beneficially own 16,863,116 shares of Common Stock, constituting approximately 53.5% of the outstanding shares of Common Stock.

Except as set forth above, neither any Reporting Person nor, to the best of the Reporting Persons’ knowledge, Flexpoint, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Series A Preferred Stock or the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as specifically set forth in this Item 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, Flexpoint, has effected any transaction in the Series A Preferred Stock or the Common Stock during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Item 6 is hereby amended to add the following disclosure:

On October 19, 2018, each of the Reporting Persons entered into a tender and support agreement (collectively, the “Support Agreements”) with Parent, Merger Sub and the Issuer pursuant to which they agreed to tender Issuer securities in the Offer, and to take certain other actions in furtherance of the Merger. Sundara agreed to tender all of the Series A Preferred Stock owned by it and Mr. Stone agreed to tender all of the Common Stock owned directly by him, as well as all of the Common Stock owned by LHLJ, Inc. and Main Line Trading Partners, LLC. The Support Agreements will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement; (ii) the effectiveness of the Merger; (iii) the acquisition by Parent or Merger Sub of all of the securities to be tendered by the applicable Reporting Person pursuant to such Support Agreement; (iv) a Change in Recommendation (as such term is defined in the Merger Agreement) by the board of directors of the Issuer; or (v) the failure of Parent or Merger Sub to accept for payment the securities tendered by the applicable Reporting Person by 5:30 p.m. (Philadelphia, Pennsylvania time) on the first business day following the expiration of the Offer.

Item 7. Materials to be Filed as Exhibits

Item 7 is amended by adding the following:

Exhibit Number	Description of Exhibit

Exhibit 6	Tender and Support Agreement, dated October 19, 2018, by and among Sundara Investment Partners, LLC, NCR Corporation, Orwell Acquisition Corporation and JetPay Corporation.

Exhibit 7	Tender and Support Agreement, dated October 19, 2018, by and among Laurence L. Stone, NCR Corporation, Orwell Acquisition Corporation and JetPay Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2018

SUNDARA INVESTMENT PARTNERS, LLC

By:	/s/ Laurence L. Stone
Name: Laurence L. Stone
Title: Managing Member

LAURENCE L. STONE

/s/ Laurence L. Stone